
07069358

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________.

Commission File Number 001-14982

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huttig Building Products, Inc. Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huttig Building Products, Inc.
555 Maryville University Drive, Suite 240
St. Louis, MO 63141

TABLE OF CONTENTS

Description

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Reports of Independent Registered Public Accounting Firms Thereon)

BROWN SMITH WALLACE LLC 1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE℠

Report of Independent Registered Public Accounting Firm

Participants of the Huttig Building Products, Inc. Savings and Profit Sharing Plan and
The Board of Directors of Huttig Building Products, Inc.

We have audited the accompanying statement of net assets available for benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 1, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The 2006 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the retroactive application of Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP AAG-INV and SOP 94-4-1) as described in Note 2, to the December 31, 2005 Statement of Net Assets Available for Benefits. In our opinion, the retroactive application of FSP AAG-INV and SOP 94-4-1 is fairly stated in all material respects.

Brown Smith Wallace, LLC

St. Louis, Missouri
June 27, 2007



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Trustee of the Huttig Building Products, Inc.
Savings and Profit Sharing Plan:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, the statement of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended (the 2005 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein). The 2005 financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 and, accordingly, we do no express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

KPMG LLP

St. Louis, Missouri
June 1, 2006

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

		2006		2005
Investments:				
Investments, at fair value (see note 3)	$	78,030,670	$	81,073,476
Loans to participants		540,185		596,032
Total investments		78,570,855		81,669,508
Receivables:				
Participant contributions		165,777		184,388
Employer contributions		250,381		263,583
Total receivables		416,158		447,971
Liabilities				
Excess contributions payable		(35,967)		—
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts		287,361		295,669
Assets available for benefits	$	79,238,407	$	82,413,148

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions:		
Contributions and other additions:		
Employer contributions	$ 1,401,173	$ 1,345,652
Participant contributions	4,297,537	4,114,288
Participant rollover contributions	198,582	242,071
Total contributions and other additions	5,897,292	5,702,011
Investment income:		
Interest, dividends and capital gains	2,353,401	1,136,191
Interest on loans to participants	33,553	36,538
Net (depreciation) appreciation in fair value of investments	(1,369,671)	200,038
Total investment income	1,017,283	1,372,767
Total additions	6,914,575	7,074,778
Deductions:		
Benefits paid to participants and transfers from the plan	10,089,316	7,348,551
Loan defaults	—	150,548
Administrative and other	—	42,793
Total deductions	10,089,316	7,541,892
Net decrease in net assets available for benefits	(3,174,741)	(467,114)
Net assets available for benefits, beginning of year	82,413,148	82,880,262
Net assets available for benefits, end of year	$ 79,238,407	$ 82,413,148

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

(a) General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (Huttig or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company. Prudential Trust Company serves as the Plan Trustee (the Trustee) and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

(b) Contributions

Plan participants may contribute between 2% and 16% of their annual compensation, up to the maximum allowable under Section 402(g) of the IRC. Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis. Plan participants must elect out of the minimum 2% annual contribution.

The Company contribution is discretionary, as determined by the board of directors of the Company, and is currently equivalent to 50% of the deferred savings, up to a maximum contribution based on 6% of eligible compensation contributed. As of April 20, 2004, the Plan was amended such that 50% of the matching contributions made by the Company are invested in Huttig common stock or cash which is invested in Huttig common stock. The remaining 50% of the matching contributions made by the Company are invested in accordance with the employees' current investment election. In the event that the employee did not make an investment election for employer match, the Trustee will invest in Company stock. The participant can reallocate the vested portions of the Huttig common stock to other investments at anytime. In addition, beginning January 1, 2007, after three years of service a participant can reallocate matching contributions invested in Huttig common stock to other investments regardless of whether the participant is vested in such matching contributions.

The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants employed on the last day of the Plan year, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit-sharing contributions are based on the Company's profitability and are allocated based on a participant's yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no discretionary profit sharing contributions remitted to the Plan in 2006 or 2005.

(c) ***Investments***

As of December 31, 2006, participants may elect to place their deferred or non-deferred contributions into the following funds: Huttig Company Stock, Prudential Jennison Growth Fund Z, Prudential Dryden Stock Index Fund Z, AIM Capital Development A, Lord Abbett Mid Cap Value Fund, Lord Abbett Small Cap Value A Fund, Templeton Foreign Fund A, American Balanced Fund, and Eaton Vance Large Cap Value A Fund. Individual participants may further elect the Stable Value Fund 80. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Co. Stock fund are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Co. Stock fund after the effective date of the Plan.

(d) ***Vesting and Forfeitures***

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participant's years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement at age 65. A terminated participant forfeits non-vested Company contributions on the one year anniversary of the participants' termination.

Any amounts forfeited are first used for payment of employer matching contributions and then to pay Plan expenses. The amounts forfeited were $348,775 and $222,133 in 2006 and 2005, respectively.

(e) ***Payments of Benefits***

Amounts in a participant's account, including the vested portion of a participant's employer contributions, are distributed upon retirement, death, disability, or other termination of employment. Distributions from the Huttig Common Stock Fund are made in cash. In 2005, in connection with the sale of a certain facility, $5,497,215 of plan assets were transferred out of the Plan.

(f) ***Loans to Employees***

Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant's highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1-10 years. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 2%. At December 31, 2006, the interest rates on participants' loans range from 5.00% – 11.50%. The outstanding balance of loans to participants was

$540,185 and $596,032 as of December 31, 2006 and 2005, respectively. Interest income on the loan balance is included as interest income in the participants' account and is invested based on the participant's then current investment election.

(g) ***Plan Member Accounts***

Individual accounts are maintained for each Plan participant to reflect the Plan participant's share of the Plan's income, the Company's contribution, and the Plan participant's contribution.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c) ***Administrative Expenses***

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

(d) ***Valuation of Investments***

Investments in mutual funds and Huttig company stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. Investment transactions are accounted for on the trade-date basis.

The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

The Plan's Stable Value Fund 80 is included in the financial statements at December 31, 2006 at contract value, which approximates market value as reported to the Plan by the Trustee. The Stable Value Fund A is a common collective trust. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *"Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans"* (the FSP), investments contracts held by a defined-contribution plan are required to be reported at fair value. Effective January 1, 2006, the Company adopted the provision of FSP AAG INV-1 and SOP 94-4-1. However, contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. Interest is credited to each participant's account. The contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from the fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available is prepared on a contract value basis.

The Plan provides for investment in various investments and investment securities that, in general, are exposed to risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(e) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets:

	2006	2005
Stable Value Fund 80*	$ 20,525,806	$ 21,119,216
Fidelity Advisors Dividend Growth	—	5,885,513
Prudential Jennison Growth Fund Z	9,841,152	10,282,656
Crane Company Stock	4,692,712	5,543,952
Huttig Company Stock**	8,242,814	13,198,960
American Balanced Fund	4,465,600	4,513,830
Templeton Foreign Fund A	4,407,082	3,424,300
Lord Abbett Mid Cap Value Fund	4,615,438	4,317,126
Eaton Vance Large Cap Value Fund A	11,863,373	4,263,032
Other	9,664,054	8,820,560
Total investments	$ 78,318,031	$ 81,369,145

* At contract value (See note 2)

** Portions are nonparticipant-directed (See note 1)

The Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Appreciation/(depreciation) in fair value:		
Stable Value Fund 80	$ 831,972	$ 744,965
Prudential Jennison Growth Fund Z	173,721	1,276,214
Crane Company Stock	272,484	1,035,060
Huttig Company Stock	(4,947,498)	(3,369,955)
Prudential Dryden Stock Index Fund Z	464,582	101,336
Putnam International Growth A Fund	—	2
MFS Mid Cap Growth Fund	(144,369)	80,285
Lord Abbett Mid Cap Value Fund	(10,996)	(41,639)
Fidelity Advisors Dividend Growth	265,625	90,041
Templeton Foreign Fund A	255,748	103,264
Prudential Ln AP Fund	—	(117)
Lord Abbett Small Cap Value Fund	47,365	15,204
Eaton Vance Large Cap Value Fund A	1,238,976	207,325
AIM Captial Development A	(102,350)	—
American Balanced Fund	285,069	(41,947)
	$ (1,369,671)	$ 200,038

(4) Nonparticipant-Directed Investments

The Plan has investments in Huttig Company Stock as of December 31, 2006 and 2005 of $8,242,814 and $13,198,960, respectively. In 2006 and 2005, the Company made matching contributions for the purchase of Huttig Company Stock of $700,587 and $672,826 (50% of total Company match), respectively. The participant can reallocate the vested portions of the funds invested in Huttig common stock to other investments at any time. In addition, beginning January 1, 2007, after three years of service a participant can reallocate matching contributions invested in Huttig common stock to other investments regardless of whether the participant is vested in such matching contributions.

(5) Tax Status

The Plan has obtained a tax determination letter dated June 20, 2002. The Plan has been amended since the receipt of this letter; however, the Plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax-exempt through the year ended December 31, 2006. Accordingly, no provision for income taxes has been recorded in the financial statements.

(6) Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. There are no intentions to terminate the Plan at this time.

(7) Related Parties

Certain Plan investments are shares of mutual funds and common collective trusts that are managed by Prudential Trust Company. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

(8) Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the net assets available for benefits and contributions to the related Form 5500 in 2006:

		2006
Net assets available for benefits per the financial statements	$	79,238,407
Excess contributions payable		35,967
Net assets available for benefits per the Form 5500	$	79,274,374
Participant contributions per the financial statements	$	4,297,537
Excess contributions		35,967
Participant contributions per the Form 5500	$	4,333,504

Note: there were no reconciling items in 2005.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets Held (at end of year)

December 31, 2006

		Current value
Stable Value Fund 80	$	20,525,806
AIM Capital Development A		3,031,999
Prudential Jennison Growth Fund Z*		9,841,152
Crane Company Stock		4,692,712
Huttig Company Stock*		8,242,814
Prudential Dryden Stock Index Fund Z*		3,848,253
Templeton Foreign Fund A		4,407,082
American Balanced Fund		4,465,600
Lord Abbett Mid Cap Value Fund		4,615,438
Lord Abbett Small Cap Value A Fund		2,783,802
Eaton Vance Large Cap Value Fund A		11,863,373
Participant loans, 5.00% to 11.50%*		540,185
	$	78,858,216

*Represents a party-in-interest investment allowable under ERISA regulations.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

HUTTIG BUILDING PRODUCTS, INC.
(Plan Administrator)

Date: June 27, 2007

By: Darlene Schroeder
Name: Darlene Schroeder
Title: Vice President-Human Resources

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Brown Smith Wallace LLC, independent registered public accounting firm.
23.2	Consent of KPMG LLP, independent registered public accounting firm.

BROWN SMITH WALLACE LLC

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE℠

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statements (Form S-8 No. 333-92495) of our report dated June 27, 2007, relating to the statement of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Huttig Building Products, Inc. Savings and Profit Sharing Plan.

Brown Smith Wallace, LLC

Brown Smith Wallace LLC
St. Louis, Missouri
June 27, 2007



KPMG LLP

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Huttig Building Products, Inc.:

We consent to incorporation by reference in the registration statement No. 333-92495 on Form S-8 of Huttig Building Products, Inc. of our report dated June 1, 2006, relating to the statement of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Huttig Building Products, Inc. Savings and Profit Sharing Plan.

KPMG LLP

St. Louis, Missouri
June 27, 2007

END